UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 69833/June 24, 2013

ADMINISTRATIVE PROCEEDING
File No. 3-15301

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In the Matter of	:	
	:	ORDER MAKING FINDINGS AND
ENERCORP, INC.,	:	REVOKING REGISTRATIONS BY
FTS GROUP, INC.,	:	DEFAULT
GAMES, INC. (n/k/a	:	
INQBATE CORPORATION),	:	
HARTMARX CORPORATION (n/k/a	:	
XMH CORP. 1), and	:	
PENN TREATY AMERICAN	:	
CORPORATION	:	

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     The Securities and Exchange Commission (Commission) issued an Order Instituting Proceedings (OIP) on April 25, 2013, alleging that Respondents have securities registered with the Commission but have not filed required periodic reports. Respondents were served with the OIP on April 26, 2013. On May 8 and June 7, 2013, the Commission issued Orders Making Findings and Revoking Registration of Securities Pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act) as to Penn Treaty American Corporation and Enercorp, Inc., respectively. Enercorp, Inc., Exchange Act Release Nos. 69531, 69713. The remaining Respondents are in default because they failed to file an Answer within ten days of service of the OIP, participate in the prehearing conference on May 21, 2013, or otherwise defend the proceeding, and I find the allegations in the OIP true as to them. See OIP at 3; 17 C.F.R. §§ 201.155(a), 220(b), (f), .221(f).

     FTS Group, Inc. (FTS Group), Central Index Key (CIK) No. 1062663, is a revoked Nevada corporation located in Oldsmar, Florida, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. FTS Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended June 30, 2008, which reported a net loss of $1,406,403 for the prior six months. As of April 22, 2013, the common stock of FTS Group was quoted on OTC Link, had six market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Games, Inc. (n/k/a InQBate Corporation) (Games), CIK No. 1162093, is a void Delaware corporation located in Cincinnati, Ohio, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Games is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2005, which reported a net loss of $789,314 for the prior three months. As of April 22, 2013, Games's common stock was quoted on OTC Link, had five market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Hartmarx Corporation (n/k/a XMH Corp. 1) (Hartmarx), CIK No. 723371, is a delinquent Delaware corporation located in Chicago, Illinois, with a class of securities registered with the Commission pursuant to Section 12(g) of the Exchange Act. Hartmarx is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended August 31, 2008, which reported a net loss of $7,448,000 for the prior nine months. On January 23, 2009, Hartmarx filed a Chapter 11 petition in the U.S. Bankruptcy Court for the Northern District of Illinois, which was still pending as of April 22, 2013. As of April 22, 2013, Hartmarx's common stock was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3).

Section 12(j) of the Exchange Act authorizes the Commission, where it is necessary or appropriate for the protection of investors, to revoke the registration of a security where the issuer of a security has failed to comply with a provision of the Exchange Act or the rules thereunder. Section 13(a) of the Exchange Act and the rules promulgated thereunder require issuers of securities registered pursuant to Section 12 of the Exchange Act to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Exchange Act Rule 13a-1 requires issuers to file annual reports. Exchange Act Rule 13a-13 requires domestic issuers to file quarterly reports.

FTS Group, Games, and Hartmarx have each failed to comply with Section 13(a) of the Exchange Act and Exchange Act Rules 13a-1 and 13a-13, and with letters from the Division of Corporation Finance requesting compliance. See OIP at 2-3. I conclude on these facts that revocation of the registration of each class of each company's registered securities is both necessary and appropriate for the protection of investors.

Order

I ORDER, pursuant to Section 12(j) of the Securities Exchange Act of 1934, that the registration of each class of registered securities of FTS Group, Inc., Games, Inc. (n/k/a InQBate Corporation), and Hartmarx Corporation (n/k/a XMH Corp. 1) is hereby REVOKED.

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Brenda P. Murray
Chief Administrative Law Judge

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